

Charles Harrison, Esq. · 2nd

Chief Operating Officer & General Counsel at Synthesis

Washington, District of Columbia, United States · **Contact info**

500+ connections

2 **mutual connections:** Suzanna Rush and Mattia Astori

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Synthesis

University of San Diego School of Law

About

Operator. Doer. Mover.

Activity

759 followers

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Experience


Chief Operating Officer & General Counsel
Synthesis · Full-time
Aug 2020 - Present · 1 yr 11 mos


FINRA (Financial Industry Regulatory Authority)
5 yrs 5 mos

- **Senior Attorney, Enforcement**
  Nov 2018 - Aug 2020 · 1 yr 10 mos
  Washington D.C. Metro Area

  · Successfully litigated large docket of cases against individual registered representatives for AML
  violations, fraud, disclosure failures, churning, unauthorized trading/discretion, and forgery re ...see more

- **Senior Regulatory Analyst - Corporate Financing, Public Offerings**
  Oct 2017 - Nov 2018 · 1 yr 2 mos
  Washington D.C. Metro Area

  · Analyzed IPOs and other public offerings for compliance with FINRA and SEC regulations.
  · Issued official FINRA Opinion Letters clearing or denying public offerings.   ...see more

- **Senior Examiner**
  Jan 2016 - Oct 2017 · 1 yr 10 mos
  Dallas/Fort Worth Area

  · Responsible for both Cause exams and Cycle exams.
  · In-depth review of firm compliance with AML, BSA, KYC, SARS, and FCPA.   ...see more

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Student Attorney
Morris, Sullivan & Lemkul LLP
Dec 2012 - Feb 2014 · 1 yr 3 mos
Greater San Diego Area

· Performed activities of an Attorney under the supervision of a licensed Attorney.
· Prepared advice memorandum to international corporations on financial impact of leg ...see more


Branch Manager
US Bank
Oct 2007 - 2011 · 3 yrs 4 mos

(Through acquisition of San Diego National Bank)
                                                          ...see more


Branch Manager
San Diego National Bank
Oct 2007 - May 2010 · 2 yrs 8 mos
Greater San Diego Area

Responsible for opening DeNovo branch location in Scripps Ranch. Tasked with growing branch
deposits, commercial loans, personal loans and location profit. Awarded Branch of the Year, E ...see more

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Education

🎓 University of San Diego School of Law



University of San Diego School of Law
Juris Doctor (J.D.), Law -Concentration in Business and Corporate Law
2011 - 2013

Activities and societies: Entrepreneur Clinic Associate, Legal Aid Client Interviewing, Business Law Society, Editor- California Business Practice.

Relevant Coursework:
• Securities Regulation and ...see more



Virginia Tech
Bachelor of Science (B.S.), Finance, Insurance, and Business Law
2001 - 2005

• Founder and President E.L.I.T.E., Entrepreneurs' Leadership Initiative to Train and Educate
• 2002 GE Student Leadership Conference, graduate   ...see more



Virginia Tech - Pamplin College of Business
Bachelor of Science (B.S.), Finance, Insurance and Business Law
2001 - 2005

Licenses & certifications



MO Bar No. 71393
The Missouri Bar

Skills

Management

 Endorsed by 2 colleagues at U.S. Bank

 Endorsed by 6 people who know the skill

26 endorsements

Banking

Endorsed by Richard C. "Rich" Christensen and 1 other who is highly skilled at this

Endorsed by 2 colleagues at U.S. Bank

26 endorsements

Loans

Endorsed by 3 colleagues at U.S. Bank

22 endorsements

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Recommendations

Received   Given

Gregory Deemer, JD LLM MBA · 3rd
Federal Government Attorney
August 26, 2019, Gregory managed Charles directly

Charlie is an enthusiastic, intelligent, hard working employee that is an asset to any organization.

Kate Casebier · 3rd
Attorney
January 27, 2015, Kate managed Charles directly

Charlie worked as a law clerk for me at MSL and excelled in that position. He was detail oriented, hard working, and a quick learner. He exceeded my (high) expectations and made valuable contributions to my cases.

Stephanie Trinh · 3rd
Social Media Strategy & Management
November 30, 2011, Stephanie reported directly to Charles

It was a pleasure working for Charlie. I've worked under many managers and Charlie was by far one of the best. Charlie is not only a boss, but a leader. He has given me many opportunities and has taught me so much of what I know today. I would definitely work for Charlie again if the opportunity is presented.

Publications

Was the Facebook IPO a Fiasco?
Apr 25, 2013

Facebook, Inc. (Facebook) wanted to raise as much capital as possible while staying private as long as possible. To accomplish its goal, Facebook created a Special Purpose Vehicle (SPV) with Goldman Sachs (Goldr ...see more

Interests

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